Exhibit 107
Calculation of Filing Fee Table
Form S-1
Mineralys Therapeutics, Inc.
Table 1 - Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.0001 per share	Rule 457(a)	11,500,000	16.00	$184,000,000	0.00011020	$20,277
Total Offering Amounts				—	$184,000,000	0.00011020	$20,277
Total Fees Previously Paid				—	—	—	$11,020
Total Fees Offsets				—	—	—	—
Net Fee Due				—	—	—	$9,257
(1)    Includes 1,500,000 shares of common stock that the underwriters have the option to purchase.
(2)    Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.